

June 29, 2015

David B. Potts
Chief Financial Officer
Arris Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

> **Re: Arris Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 0-31254**

Dear Mr. Potts:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Comparison of Operations for the Three Years Ended December 31, 2014, page 39

1. Please tell us the consideration given to expanding your discussion of segment revenue, SG&A, R&D expenses, and direct contribution to quantify and discuss the significant components within operating income that would enable readers to understand your business better. For example, for the CPE segment you state that the 50.7% increase in revenue, "is attributable to the inclusion of sales associated with our acquisition of Motorola Home as well as the introduction of new products, in particular the XG1 and Verizon Media Server (VMS) video gateways. The sales increase was also driven by strong cable and telco set-tops and broadband device demand." However, you do not quantify these changes or provide the actual revenue figures necessary to put these changes in proper context. Refer to Items 303(A)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Selling, General, and Administrative, or SG&A, Expenses 2014 vs. 2013, page 41

2. We note your statement that, "certain information technology and other costs, formerly allocated to SG&A have been reclassified effective January 1, 2014 to cost of sales and research and development as a result of the way we review the business." Please tell us specifically the expenses reclassified and their value. Tell us why you did not reclassify prior periods to conform to current period presentation. Also, tell us in detail if other potential expenses related to cost of sales are classified outside of cost of sales. Please disclose the types of cost included in cost of sales and SG&A to allow investors to better understand gross margin and your results of operations.

Note 10. Segment Information, page 92

3. We note based on your disclosure on pages 5 and 6 that each of your segments is made up of several product and service groups. As such, please disclose revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-40.

Note 16. Income Taxes, page 99

4. We note per your disclosure on page 102 that your unrecognized tax position balance changed in total by approximately $20 million from prior year. This change was significantly impacted by the line item labeled "gross increases in tax positions from prior periods." Please disclose the reason for the large adjustment. Provide us with your proposed future disclosure.

Note 21. Summary Quarterly Consolidated Financial Information (unaudited), page 112

5. We note your statement that you believe that the impact of the $9.8 million income tax expense error is not material in accordance with ASC 250. In this regard, we also note that the error is approximately 20% of your net loss for the year ended December 31, 2013. Please tell us in detail how you were able to conclude that the results of operations for the year ended December 31, 2013 were not materially misstated.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 22

6. We note that base salaries of your named executive officers increased on a larger scale that in recent years. We also note that incentive compensation is paid as a percentage of base salaries depending on the level that performance objectives are met. In future filings, please provide a discussion of how base salaries for the NEOs were determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman at 202-551-3371 or Ivette Leon at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at 202-551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director